

Lawrence Bunnell, MBA, Ph.D. · 3rd

1st Vice President, LightStream Data Analytics at Truist

Greater Richmond Region · 500+ connections · **Contact info**

 **Truist**

 **Virginia Commonwealth University**

Featured   ‹   ›



Development of a Consumer Financial Goals Ontology for use with FinTech...
sciencedirect.com

In this research, we communicate the design and evaluation of a consumer...



FinPathlight: Framework for an multiagent recommender system designed to...
sciencedirect.com

In consideration of the general lack of trust in human professional financial advisors...



RecSys Issues O... Classification of...
SpringerLink

Scholarly researc... examined a numb...

Experience



1st Vice President, LightStream Data Strategy, National Consumer Finance & Payments
Truist · Full-time
Dec 2019 – Present · 1 yr
Richmond, Virginia

Data analytics for LightStream FinTech strategy and visualizations. Responsibilities include 1) leveraging big data tools and machine learning models, integrating numerous data sources, and analyzing customer behaviors for predicting marketing conversions 2) clear communication of complex, data-driven opportunities, and 3) partnering on iterative learning and development cycles for creating new data analytic solutions as part of the business's core deliverables.



FVP, Consumer Data Analytics, Senior Data Analyst
SunTrust
Jul 2012 – Dec 2019 · 7 yrs 6 mos
Richmond, VA

• 2018 Gold Performance Excellence Award for leading development of 'Customer to Client Conversion' data visualization project which provided enterprise view of a range of complex product deepening KPI's, trends, and insights for a wide-range of unsecured lending customer conversions to banking product lines. Project uncovered a $8.7M incremental annua ...**see more**

CEO/Principal Broker
Bloomkey.com · Full-time

Feb 2006 – Jun 2012 · 6 yrs 5 mos
Ashland, Virginia, United States
Provided executive and technical leadership to national e-commerce real estate and mortgage services company with annual real estate sales volume of $100MM. Partnered with CFO on business planning, strategic planning, and led technology development initiatives.

CEO/Principal Broker
Insight-Realty.com · Full-time
Mar 2001 – Jan 2006 · 4 yrs 11 mos
Richmond, Virginia, United States

Drove transformation and change management of the organization from a call-center centric business model to an e-commerce real estate services company with annual real estate sales volume in excess of $50MM.

 **Broker launches flat-fee real estate network**

Co-Founder/Principal Broker
HOMEBYTES.COM INCORPORATED · Full-time
Apr 1997 – Feb 2001 · 3 yrs 11 mos
Richmond, Virginia Area

Developed business model, co-founded and sold nationally recognized e-realty company that became the nation's first non-franchised real estate brokerage to become licensed in all 50 states. Company reached Series A financing within 18 months receiving $30+MM in VC funding.

 **Private Equity Week Wire for Friday 11/10 |…**   **WSJ** **Homeowners Trade Traditional Brokers Fo…**

Education


Virginia Commonwealth University
Doctor of Philosophy (Ph.D.), Information Systems
2019
Activities and Societies: Graduate Dean's Scholar

Dissertation Research focusing on knowledge classification and machine learning using recommender systems technologies for improving consumer financial capability.


Virginia Commonwealth University - School of Business
Masters of Science, Information Systems


Virginia Commonwealth University - School of Business
Master of Business Administration (MBA), Business Administration and Management, General

Licenses & certifications


Data Analytics Specialist
LinkedIn
Issued Jan 2020 · No Expiration Date


Excel: Economic Analysis and Data Analytics
LinkedIn
Issued Jan 2020 · No Expiration Date


Meta-analysis for Data Science and Business Analytics
LinkedIn
Issued Jan 2020 · No Expiration Date

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Volunteer experience

Board Member
Chesterfield Community Service Board
Feb 2009 – Sep 2011 • 2 yrs 8 mos
Social Services

Served as Board Member for Chesterfield Community Services Board (CSB) in Virginia, an organization that offers a comprehensive array of services in mental health, intellectual disabilities, substance abuse, prevention, and early intervention. The Chesterfield CSB Board has 15 members who are appointed by a County Supervisor.

Skills & endorsements

Start-ups · 27

 Endorsed by **2 of Lawrence's colleagues at Truist**

Leadership · 22

 Endorsed by **2 of Lawrence's colleagues at Truist**

Strategy · 17

 Endorsed by **2 of Lawrence's colleagues at Truist**

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Recommendations

Received (2)   Given (1)



Jonathan Coccaro
GVP, LightStream Data Warehouse Product Manager, National Consumer Finance & Payments at SunTrust now Truist

February 28, 2019, Jonathan managed Lawrence directly

Lawrence brings an incredible mix of best-in-class analytical, superb communication, and compassionate partnering skills. His education and work experience have evolved him into a tremendous force that shapes our corporate strategy. Lawrence took a simple ask, "What's our customer conversion ... *See more*



Pamela Dummitt, PMP
Project Manager at VA Dept. of Medical Assistance Services (DMAS)

August 28, 2015, Pamela worked with Lawrence in different groups

Lawrence is one of the brightest individuals I have worked with over the years. He is also low-key, focused and very positive. He generosity agreed to assist me in coaching two mentees at SunTrust. Lawrence developed a SharePoint tool to solve a business problem for his customer. I realized it could... *See more*

Accomplishments



20   **Courses**   
Analysis & Design of Systems • Applied Multivariate Methods • Business Policy • Database Systems • Decision Support & Intelligent Systems • Design Science • Financial Management • Information Systems for Business Intelligence • Information Systems for Managers • Information Technology Project Management • Knowledge Management • Managerial Accounting • Managerial Economics • Marketing Management • Operations Management • Organizational Leadership & Project Team

Management • Qualitative Research Methods • Statistical Research Design • Strategic Information Systems Planning • Systems Development

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5 Publications ⌄

Development of a Consumer Financial Goals Ontology for use with FinTech Applications for Improving Financial Capability • FinPathlight: Framework for an multiagent recommender system designed to increase consumer financial capability • RecSys Issues Ontology: A Knowledge Classification of Issues for Recommender Systems Researchers • FinPathlight: Framework for an Ontology-Based, Multiagent, Hybrid Recommender System Designed to Increase Consumer Financial Capability • Integration of the COBIT 5 Framework into the SDLC

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3 Honors & Awards ⌄

2019 Dean's Scholar for Excellence in Academic Achievement • 2018 Gold Performance Excellence Award Winner • Certificate of Appreciation

2 Organizations ⌄

Association for Information Systems • Association for the Advancement of Artificial Intelligence

